EXHIBIT 99.1


[VIVENDI ENVIRONNEMENT LOGO]


                                                                   Press Release
                                                       Paris, February 2nd, 2001


                        Net Sales 1 at December 31, 2000

                 Vivendi Environnement ahead of growth targets



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               - Revenues for 2000 up 25.7% to 26.4 billion euros

                            - Organic growth of 10.5%

                   - 58% of revenues generated outside France


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Vivendi Environnement's total revenues for 2000 were 26.4 billion euros, up
25.74% compared with the previous year's amount of 21 billion euros. The increase was the result of internal growth of 10.5% and major acquisitions in 1999. A very satisfactory fourth quarter for all of Vivendi Environnement's businesses allowed the company to end the year ahead of targets.



------------------------------------------------------------------------------------------------------------------------------------
At Dec. 31, 2000        At Dec. 31, 1999        Variation       Internal Growth         External Growth         Exchange rate
in millions of euros      In millions of        1999/2000                                                           effect
                               euros
------------------------------------------------------------------------------------------------------------------------------------

26,357                     20,976                +25.7%             +10.5%                 +10.7%                   +4.5%

generated outside
        France

15,236                     10,993                +39.4%             +13.3%                 +17.3%                   +8.8%

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


Changes in the scope of consolidation had a positive impact of 2 billion euros. External growth was mainly due to the full-year effect of acquisitions made in 1999, principally US Filter and Superior Services. The exchange rate effect had a positive impact of 963 million euros (including 749 million euros for the US dollar and 172 million euros for sterling).

Revenues generated outside France came to 15.3 billion euros, close to 58% of the total. Of this amount, 19% was generated in the U.S.

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1 Not audited.

WATER


------------------------------------------------------------------------------------------------------------------------------------
At Dec. 31, 2000        At Dec. 31, 1999        Variation       Internal Growth         External Growth         Exchange rate
in millions of euros      In millions of        1999/2000                                                           effect
                               euros
------------------------------------------------------------------------------------------------------------------------------------

12,747                     10,416                +22.4%             +8.8%                  +7.5%                    +6.0%

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


Internal growth for businesses outside France was over 14%. It resulted both from new contracts obtained in 2000 and the full-year effect of those won in 1999. Business in France increased by a little over 3%. External growth is principally the result of taking into account the business of US Filter for the whole of the year ended December 31, 2000, whereas only eight months of business were consolidated in 1999.


WASTE MANAGEMENT



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At Dec. 31, 2000        At Dec. 31, 1999        Variation       Internal Growth         External Growth         Exchange rate
in millions of euros      In millions of        1999/2000                                                           effect
                               euros
------------------------------------------------------------------------------------------------------------------------------------

5,264                      3,505                 +50.2%             +13.4%                 +31.2%                   +5.5%

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


The waste management businesses saw strong growth both inside and outside France. In France, new contracts were won, and existing activities were expanded in all regions of the country. Revenues also benefited from a rise in the price of paper and an increase in volumes. Outside France, revenues increased because of a satisfactory level of business in most of the markets where the group has a presence.


ENERGY



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At Dec. 31, 2000        At Dec. 31, 1999        Variation       Internal Growth         External Growth         Exchange rate
in millions of euros      In millions of        1999/2000                                                           effect
                               euros
------------------------------------------------------------------------------------------------------------------------------------

3,200                      2,840                 +12.7%             +8.6%                  +2.8%                    +1.3%

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


The increase in revenues is mainly the result of bringing on stream numerous cogeneration facilities in France, expansion in Northern Europe (the Baltic states) and Eastern Europe (Slovakia and Moravia), and growth in Facilities Management in the U.K.


TRANSPORTATION



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At Dec. 31, 2000        At Dec. 31, 1999        Variation       Internal Growth         External Growth         Exchange rate
in millions of euros      In millions of        1999/2000                                                           effect
                               euros
------------------------------------------------------------------------------------------------------------------------------------

3,061                      2,382                 +28.5%             +13.0%                 +11.1%                   +4.5%

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


Internal growth reached 14% for business outside France, mainly because of the startup of new contracts in Scandinavia, Eastern Europe, Germany and Australia. External growth corresponds principally to the consolidation from January 1, 2000 of some of the companies acquired from GTI.

FCC 2



------------------------------------------------------------------------------------------------------------------------------------
At Dec. 31, 2000        At Dec. 31, 1999        Variation       Internal Growth         External Growth         Exchange rate
in millions of euros      In millions of        1999/2000                                                           effect
                               euros
------------------------------------------------------------------------------------------------------------------------------------

2,081                      1,834                 +13.5%             +11.9%                 +1.6%                    0

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


FCC had internal growth of 11.9%, principally resulting from a satisfactory domestic market for all its businesses. In export markets, growth came mainly from the development of urban services.


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These performances reinforce the medium-term growth targets set by Vivendi
Environnement. In 2001, business linked to the strategic allegiance with Electricite de France will start to take effect, and many new contracts will start up.


In France, major contracts in industrial services will come into effect (water service contracts with BP and Vallourec, the manufacturer of industrial tubes). These will add to the good performance in municipal markets (Saumur contract for the construction and operation of a waste incineration plant and several new contracts in water).


Outside France, the high rate of growth is expected to continue. In the United States, the group had a successful end to 2000, with a contract for municipal outsourcing services in Chicago, and an industrial waste management contract with the Chevron oil company. In Europe, invitations to tender were won in both industrial services (Novartis) and municipal services (Bucharest and Prague). Contracts were also won in Chennai, India and Alexandria, Egypt for municipal waste management, and in Taiwan for the construction and operation of a waste incineration plant. All these contracts will contribute to meeting growth targets.


Important Disclaimer

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to develop and achieve success for new products, services and technologies; increased competition and its effect on third-party relationships; and inability to maintain new contracts. Vivendi Universal does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal and its predecessor, Vivendi, with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.



                    Contact for institutional investors and
                    analysts Nathalie Pinon: 33 1 71 75 01 67

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2 Proactiva's businesses are not included in FCC. They are instead attached to
  Water and Waste Management.